UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-6417

Verizon California Inc.

(Exact name of registrant as specified in its charter)

1095 Avenue of the Americas, Room 3868, New York, NY 10036

Telephone: (212) 395-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	6 3/4% Debentures, Series B, due 2004
2.	8.07% Debentures, Series C, due 2024
3.	7% Debentures, Series D, due 2008
4.	6.70% Debentures, Series E, due 2009
5.	6 3/4% Debentures, Series F, due 2027
6.	5.50% Debentures, Series G, due 2009
7.	7.65% Debentures, Series H, due 2007

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	6 3/4% Debentures, Series B, due 2004	98
2.	8.07% Debentures, Series C, due 2024	81
3.	7% Debentures, Series D, due 2008	79
4.	6.70% Debentures, Series E, due 2009	106
5.	6 3/4% Debentures, Series F, due 2027	63
6.	5.50% Debentures, Series G, due 2009	108
7.	7.65% Debentures, Series H, due 2007	94

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon California Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 4, 2004	VERIZON CALIFORNIA INC.

	By:	/s/ Edwin F. Hall
Edwin F. Hall Controller